Mail Stop 03-08


								February 7, 2005


By Facsimile and U.S. Mail

Mr. Mark Weber
Chief Financial Officer
New World Brands, Inc.
2019 SW 20th Street, Suite 109
Fort Lauderdale, Florida 33315

	RE:	Form 10-KSB for the fiscal year ended May 31, 2004
		File Date: August 30, 2004
		File No. 033-91432

Forms 10-QSB for the periods ended August 31 and November 30, 2004


Dear Mr. Weber:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




   General

1. Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Form 10-KSB for the period ended May 31, 2004
Item 6.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

   Results of Operations, page 9
2. Please revise the discussion of your results of operations so that
it is not merely a recitation of changes evident from the
financial
statements, but rather an insightful discussion of your past results
and your prospects for the future. The revised discussion should focus on material events and uncertainties known to you that would cause reported historical financial information not to be indicative of future operating results or financial condition. The revised discussion should also include the causes of any material changes from period to period in line items on your financial statements. For example, you should discuss the reasons for the significant decrease in sales and gross margin in fiscal year 2004 and also indicate whether you expect sales and gross margins to continue to
decrease in the future.   Please refer to Item 303(b) of
Regulation
S-B as well as SEC Release No. 33-8350.
3. Please ensure your revised MD&A includes a discussion of the nature of the consulting fees you incurred in each period presented, since these fees represent such a significant portion of total expenses incurred.

Liquidity and Capital Resources, page 9
4. With a view towards enhancing your disclosures, please refer to SEC Release No. 33-8350 and revise your discussion of liquidity and capital resources to provide informative analysis and explanation of the historical sources and uses of cash and to fully explain the reasons for material changes in working capital and cash flow accounts. Please also explain the expected effects of known trends, uncertainties and events on future cash flow.


5. Please disclose information regarding your expected cash requirements over the next year and thereafter. You should specifically address whether you expect your operations to continue to deplete your cash, and if so, whether you expect to fund your future operations and other expected cash requirements by additional capital infusions by related parties or through debt financing or otherwise. In this regard, we note that the primary reason you are not in a working capital deficit position at the balance sheet date is due to a capital infusion by related parties.

Item 8.  Controls and Procedures, page 12
6. Please amend your filing to address the following issues related to your Item 9A disclosures:
o We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "within 90 days prior to the date of the filing of this Form 10-KSB."
However, Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report."
o You state that your management evaluated the effectiveness of your disclosure controls and procedures. However, your chief executive and financial officers only concluded that your disclosure controls and procedures were effective in "timely alerting them to material information relating to the Company required to be included in the Company`s periodic SEC filings." Please also state, if true, whether the same officers concluded the controls and procedures were effective in "ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rule 13a-
15(e).
o Please revise to reference the appropriate Rule of the Exchange Act, Rule 13a-15(c), not 13a-14(c).
o You state that there were no "significant changes" in your "internal controls" or in other factors that could "significantly affect" these controls subsequent to the date of your evaluation. However, Item 308(c) of Regulation S-B requires that you disclose any change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the most recent fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting."

In the amended filing, please include the entire Form 10-KSB and not just the revised certifications.

Item 7.  Financial Statements

General
7. We note your independent public accounting firm, Mahoney & Company, is located in New York while the company is located in Florida. Please have your accountants supplementally confirm to us that they are registered to practice in the state of Florida.

Report of Independent Certified Public Accountants, page F-2
8. The audit report indicates that the consolidated statements of operations, stockholders` equity and cash flows for the year ended May 31, 2003 (fiscal year 2003) were audited. Yet the opinion paragraph of the report opines on the balance sheet, and not the results of operations or cash flows. Please amend the filing to include a revised audit report that opines on the results of your operations and cash flows.

Notes to Consolidated Financial Statements

Note B - Summary of Significant Accounting Policies, page F-7
9. Please disclose in your revenue recognition policy and tell us supplementally the nature of the deferred revenues on your balance sheet and how these deferred revenues arise. Also indicate the approximate period over which the deferred revenues will be recognized into income.

Note D - Common Stock, page F-10
10. Based on your disclosures here and on page 8, we understand that on May 19, 2004 you issued 17 million common shares and granted warrants to purchase an additional 2.25 million common shares, all for $1.7 million in proceeds. Please tell us in detail and disclose how the $1.7 million in proceeds was allocated to the common stock versus the warrants. Also disclose the amount of expense you recorded (or will record) as a result of this transaction, related to both the warrants granted and the common stock issued. In this regard, it appears to us that you may have incurred an expense related not only to the warrants granted, but also related to the common stock issuance since the common stock was issued at well below its fair value and a large portion was issued to the Chairman of your
Board. Finally, please also disclose and tell us supplementally the exercise price of the warrants and the related vesting period. We may have further comment.
11. You state that for the twelve months ended May 31, 2004, you issued shares of common stock for services at a value of $420,000 and that the expense was recorded through selling, general and administrative expense; however, you only have $219,912 of selling, general and administrative expense recorded on your consolidated statement of operations. Please explain.

Note E -Intangible Assets, page F-13
12. Please describe to us in detail the circumstances that support classification of your "Extreme Delight" intangible as indefinite lived. Specifically, provide us support for your assumption that this intangible will contribute directly or indirectly to your future cash flows into the indefinite future. Also tell us why you believe consumer habits, typical product life cycles, competitive and other economic factors do not limit the useful life of the intangible. Refer to paragraph 11 of SFAS 142.
13. Please confirm to us supplementally that the "Extreme Delight" intangible has been subjected to annual impairment testing, as required by paragraph 17 of SFAS 142. Also tell us the results of the impairment tests for fiscal years 2003 and 2004 and how you determined the fair value of the intangible for purposes of the impairment tests. Finally, please discuss in MD&A how you have determined that this intangible asset in not impaired, despite your history of operating and cash flow losses. Show us supplementally how the revised disclosure will read. We may have further comment.


      Form 10-QSB for the period ended August 31, 2004
Form 10-QSB for the period ended November 30, 2004


Note B - Going Concern, page 7
14. We note that your going concern discussion has not changed from the year ended May 31, 2004. In future filings please update the discussion of your plans to remain viable. The disclosure should cover your plans for at least 12 months following the date of the financial statements.






Exhibit 31 - Section 302 Certification

15. Please amend your first and second quarter fiscal year 2005
Forms
10-Q to provide a separate certification for each principal executive officer and principal financial officer. Refer to Item 601 of Regulation S-B.

*******



As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.





If you have any questions regarding these comments, please direct them to Staff Accountant David DiGiacomo at (202) 824-5493. In his absence, direct your questions to Robyn Manuel at (202) 942-7786. Any other questions may be directed to me at (202) 942-2905.

Sincerely,



                George F. Ohsiek, Jr.
    Branch Chief








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Mr. Mark Weber
Chief Financial Officer an
New World Brands, Inc.
February 7, 2005
Page 1